Exhibit J
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

LIBERTY SHIPPING GROUP LLC, PROJECTION
LLC AND PHILIP J. SHAPIRO,

Plaintiffs,

v.

INTERNATIONAL SHIPHOLDING CORPORATION,
NIELS M. JOHNSEN, ERIK L. JOHNSEN, NIELS W.
JOHNSEN, ERIK F. JOHNSEN AND MANUEL G.
ESTRADA,
Defendants.
) ) ) ) ) ) ) ) ) ) ) ) )	08 Civ.

COMPLAINT
          Plaintiffs Liberty Shipping Group LLC (“Liberty”), Projection LLC (“Projection”) and Philip J. Shapiro (collectively, “Plaintiffs”), by and through their undersigned attorneys, allege for their Complaint against International Shipholding Corporation (“ISH” or the “Company”), Niels M. Johnsen, Erik L. Johnsen, Niels W. Johnsen, Erik F. Johnsen (together with Niels M. Johnsen, Erik L. Johnsen and Niels W. Johnsen, the “Johnsen Defendants”) and Manuel G. Estrada (collectively, “Defendants”) as follows:
SUMMARY OF ACTION
          1. This action concerns a campaign of misinformation by Defendants designed to thwart an ongoing attempt by Liberty to acquire (through its wholly-owned subsidiary) all of the outstanding common stock of ISH.
          2. On September 2, 2008, Liberty formally offered to acquire all of ISH’s outstanding common stock at a price of $25.75 per share in cash (the “Offer”). The Offer represented a premium of 27% over ISH’s closing price of $20.25 on August 29, 2008, the last trading day prior to the public announcement of the Offer.
          3. ISH’s response has been threefold. First, it has accelerated a campaign of misinformation that began even before Liberty’s Offer. Among other things, ISH’s annual report on Form 10-K for 2007, and quarterly reports on Form 10-Q for the first two quarters of 2008, are false and misleading because they fail to disclose, among other things, many of the most basic facts concerning ISH’s business, such as which vessels ISH owns outright and which vessels it leases and on what material terms, how those vessels are financed, and the major customers with whom ISH does business.
          4. In addition, each of Defendants N.W. Johnsen and E.F. Johnsen have filed Schedule 13Ds and amendments thereto that contain woefully inadequate disclosures — and in some cases no disclosure at all — concerning the purpose for which they have acquired and held shares of ISH common stock. Even more egregiously, the Johnsen Defendants have failed to file Schedule 13Ds or amend previously filed Schedule 13Ds to reflect the fact they are now acting together as a group (along with other Johnsen family members) for the purpose of acquiring, holding, voting or disposing of ISH stock. Specifically, the Johnsen Defendants’ filings fail to reflect the fact that they are acting as a group to control ISH, resist Liberty’s proposal and formulate their own management buyout proposal.
          5. Second, the ISH Board of Directors (the “Board”), under the influence of the Johnsen family, formed a “Special” Committee, purportedly comprised of independent directors, but in fact comprised of hand-picked directors loyal to the Johnsen family. Predictably, the Special Committee has been a model of inaction. Although appointed over eight weeks ago, the Special Committee has yet to make a recommendation to the Board concerning the Offer. On information and belief, the ISH Board’s delaying tactics are intended, among other things, to allow the Johnsen family time to formulate its own management buyout proposal.
          6. Third, in the hopes of dissuading Liberty from continuing its efforts to acquire ISH, the Special Committee has asserted baseless allegations that Liberty’s financial adviser breached a confidentiality agreement it entered into with ISH in November 2007, and then used confidential information obtained pursuant to the agreement to assist the Plaintiffs in formulating a bid to acquire ISH.
          7. On information and belief, Defendants’ conduct is part of a larger strategy designed to ensure that the Johnsen family remains in control of ISH for an indefinite period of time, regardless of the impact to ISH’s public shareholders.
JURISDICTION AND VENUE
          8. This Court has subject matter jurisdiction over this action pursuant to 15 U.S.C. §§ 78aa and 28 U.S.C. §§ 1331 and 1332.
          9. Venue is proper in this District pursuant to 15 U.S.C. §§ 78aa and 78(m)(d)(3) and 28 U.S.C. § 1391(b) and (c).
          10. Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201 because an actual controversy exists regarding the propriety of Plaintiffs’ statements and disclosures under Section 13(d) of the Exchange Act, and Defendants’ statements and disclosures under Sections 13(d) and 10(b) of the Exchange Act, and SEC Rule 10b-5.
THE PARTIES
          11. Plaintiff Liberty is a limited liability company organized under Delaware law. Liberty and its affiliates are headquartered in Lake Success, New York, and have owned and operated U.S. flag and foreign flag vessels since 1988. Liberty currently owns and operates six U.S. flag dry bulk vessels. Liberty also operates a 2005-built Pure Car Truck Carrier

(“PCTC”), which is enrolled in the U.S. Government’s Maritime Security Program, through Liberty Global Logistics LLC, its logistics subsidiary. Liberty also has two PCTC’s on order to be constructed in Korea for delivery in 2009 and 2010.
          12. Plaintiff Projection is a wholly-owned subsidiary of Liberty organized under Delaware law in order to acquire and hold shares of ISH common stock and to take other actions in connection therewith. Projection has not engaged, and is not expected to engage, in any business other than in connection with the acquisition of shares of ISH, and any possible future consent or proxy solicitation. Projection’s principal executive offices are the same as those of Liberty. Projection beneficially owned 652,100 shares of ISH stock as of November 6, 2008.
          13. Plaintiff Philip J. Shapiro is the President and Chief Executive Officer (“CEO”) of both Liberty and Projection.
          14. Defendant ISH is a publicly-held corporation organized and existing under Delaware law, with its principal executive offices located in Mobile, Alabama. ISH operates a fleet of U.S. and foreign flag vessels that provide international and domestic maritime transportation services to commercial and governmental customers. ISH’s common stock is traded on the New York Stock Exchange under the symbol “ISH.” ISH maintains offices in New York, New York.
          15. Defendant Niels M. Johnsen (“Niels Johnsen”) has been a director of ISH since 1988 and is the Company’s Chairman of the Board and CEO. Niels Johnsen signed certifications attesting to the accuracy of the false and misleading 2007 Form 10-K and Form 10-Qs described herein. Niels Johnsen maintains an office in New York, New York.

          16. Defendant Erik L. Johnsen (“E.L. Johnsen”) has been a director of ISH since 1994 and is the President of the Company.
          17. Defendant Niels W. Johnsen (“N.W. Johnsen”) has been a director of ISH from 1979 and was formerly the Company’s Chairman of the Board and CEO from ISH’s formation in 1979 until he retired in 2003. N.W. Johnsen founded one of the Company’s principal subsidiaries in 1947. N.W. Johnsen maintains an office in New York, New York.
          18. Defendant Erik F. Johnsen (“E.F. Johnsen”) has been a director of ISH since 1979 and was formerly the Company’s Chairman of the Board and CEO from 2003 until he retired in 2007, and was also previously President and Chief Operating Officer. E.F. Johnsen founded one of the Company’s principal subsidiaries in 1947.
          19. Defendant Manual G. Estrada (“Estrada”) is the Vice President and Chief Financial Officer of ISH. Defendant Estrada signed the false and misleading Form 10-K and Form 10-Qs described herein.
BACKGROUND
A.	The Johnsen Family Maintains Control Over ISH
          20. ISH originally was founded as Central Gulf Steamship Corporation in 1947 by N.W. Johnsen, E.F. Johnsen and their father, Niels F. Johnsen. Central Gulf Steamship was privately held until 1971 when it merged with Trans Union Corporation (“Trans Union”). In 1978, the Company was formed to act as a holding company for Central Gulf Steamship and certain other affiliated companies in connection with the 1979 spin-off by Trans Union of the Company’s common stock to Trans Union’s stockholders.
          21. The Johnsen family collectively owns 2,093,382 shares, or 29% of the total number of ISH shares outstanding. This includes 80,000 shares of ISH restricted stock granted by the Compensation Committee to the younger Johnsens, Niels and E.L., on April 30,

2008. ISH has admitted in its SEC filings that the Johnsen family, to the extent they act together, may be “deemed to be in control” of ISH. The Johnsen family’s control over ISH has allowed it to appoint purportedly independent directors to the Board who are in fact loyal to the Johnsen family.
B.	Projection Begins Acquiring Shares of ISH
          22. In April 2008, Projection began acquiring shares of ISH stock in the open market. By the middle of May, Projection owned approximately 4.9% of ISH’s outstanding shares.
          23. Before it began acquiring shares, Projection retained Jefferies & Company, Inc. (“Jefferies”) to serve as its financial adviser in connection with evaluating various strategic options for investing in ISH, including a potential combination with ISH.
          24. On or about June 10, 2008, Liberty’s CEO, Philip J. Shapiro, had a lunch meeting with ISH’s Chairman and CEO, Niels Johnsen, in mid-town Manhattan. During the meeting, Mr. Shapiro told Mr. Johnsen that Liberty was interested in pursuing a business combination with ISH. Mr. Johnsen replied that he would discuss the possibility internally within ISH and get back to Mr. Shapiro. Mr. Shapiro dropped Mr. Johnsen off at ISH’s downtown Manhattan office after the meeting.
          25. On information and belief, Mr. Johnsen made no effort following the June meeting to consult or retain independent financial advisers to evaluate Liberty’s proposal. In addition, on information and belief, he did not present Liberty’s proposal to ISH’s full Board. Indeed, from Liberty’s perspective, nothing happened for nearly six weeks. Then, on or about July 31, 2008, Mr. Johnsen called Mr. Shapiro and told him that he had discussed the proposed transaction with certain members of the “Johnsen family,” and that the consensus view was that ISH should not engage in a transaction with Liberty at that time.
          26. During this same time frame, ISH also was actively engaged in a share repurchase program. ISH repurchased nearly 500,000 shares of common stock between May 1 and July 30, 2008 pursuant to its buyback program.
          27. On August 8, 2008, ISH filed with the Securities and Exchange Commission (“SEC”) its quarterly report for the second fiscal quarter of 2008 on Form 10-Q. In that filing, ISH revealed that its number of shares outstanding had dropped from 7,675,142 on March 31, 2008 to 7,183,570 on July 30, 2008 as a result of ISH’s purchases of its own shares in the open market.
          28. As a result of ISH’s repurchase of its own shares, as revealed in ISH’s second quarter Form 10-Q, the percentage of outstanding ISH shares held by Projection increased from approximately 4.9% to approximately 5.2%.
          29. On August 18, 2008, Plaintiffs filed a report on Schedule 13D with the SEC in which they stated that Projection beneficially owned 373,300 shares of ISH stock, representing 5.2% of ISH’s outstanding shares. Plaintiffs’ Schedule 13D filing was accurate and fully complied with the requirements of Section 13(d) of the Exchange Act and accompanying SEC rules.
          30. In their Schedule 13D, Plaintiffs expressed their belief that ISH represented an attractive investment opportunity. The Schedule 13D further stated that Plaintiffs intended to hold the shares and might contact ISH from time to time to discuss the possibility of some sort of transaction between Liberty and ISH. The Schedule 13D also described the June meeting between Mr. Shapiro and Defendant Niels Johnsen, during which Mr. Shapiro indicated that Liberty was interested in pursuing a transaction with ISH.
C.	Liberty Makes an Offer for ISH
          31. On September 2, 2008, Plaintiffs amended their Schedule 13D to disclose that Projection beneficially owned 392,430 shares of ISH stock, representing 5.5% of the shares outstanding.
          32. That same day, Liberty issued a press release stating that Projection had sent a letter to the ISH Board in which it had offered to acquire all of ISH’s outstanding common stock at a price of $25.75 per share. Projection’s Offer represented a premium of 27% over ISH’s closing price of $20.25 on August 29, 2008 (the last trading day prior to the announcement) and was conditioned on the performance of confirmatory due diligence. The letter made clear that Projection was prepared to meet immediately with ISH and its advisers to perform due diligence and negotiate a merger agreement.
E.	Defendants Respond to the Offer with False and Misleading Public Filings, the Creation of a “Special” Committee and Spurious Allegations of Misconduct
1.	Defendants Issue False and Misleading Public Filings
          33. During battles for corporate control, it is critical that stockholders have access to accurate information. Here, Defendants have filed periodic reports that do not fully disclose material information regarding ISH, especially in comparison to similar ship owning or ship operating companies, or are otherwise false and misleading.
a.	Defendants’ False and Misleading Annual Report on Form 10-K and Quarterly Reports on Form 10-Q
          34. ISH’s 2007 annual report on Form 10-K and 2008 quarterly financial reports on Form 10-Q contain many material misstatements and omissions. On March 13, 2008, ISH filed its 2007 annual report on Form 10-K, which it later amended on April 30, 2008 and

June 27, 2008. ISH’s Form 10-K falsely and misleadingly failed to disclose basic information routinely disclosed by ship owners, most notably information concerning which vessels ISH owns outright and which vessels it leases and on what material terms, how those vessels are financed, and the major customers with whom ISH does business. ISH’s Form 10-K contains at least the following material misstatements and omissions:
               a. ISH’s disclosures in its 2007 Form 10-K concerning its PCTC fleet, which constitute the most significant segment of ISH’s business, are incomplete and inadequate. For example, ISH does not disclose the identities of its major customers for its ten PCTC vessels. The Form 10-K describes five of the six U.S. flag PCTC vessels, the remaining U.S. flag PCTC vessel and two of the four foreign flag PCTC vessels as “chartered” or “leased” to a “Japanese shipping company,” a “Hong Kong based shipping company,” and a “Korean shipping company,” respectively. In addition, ISH fails to disclose any information concerning the terms of any options to extend the “charters” and “leases” related to these vessels or any contractual options others might have to repurchase the vessels. Lastly, for two of the PCTC vessels, ISH provides no customer information whatsoever, not even the location of the customer. Item 101 of Regulation S-K (incorporated by reference under Item 1 of Part 1 of Form 10-K) requires public companies to disclose the identity of a customer if the customer is responsible for ten percent or more of the company’s consolidated revenues and the loss of the customer would have a material adverse affect on the company and its subsidiaries taken as a whole. ISH’s 2007 Form 10-K does not identify any of the Company’s PCTC customers, leaving stockholders with no means of assessing the continued viability or creditworthiness of these key customers. Identifying a company which leases six of the ten PCTC vessels as a “Japanese shipping company” neither satisfies Regulation S-K disclosure requirements nor fulfills ISH’s obligations to disclose material information regarding its business to its stockholders.
               b. ISH discloses in its 2007 Form 10-K that “[c]ertain of the vessels and barges owned by our subsidiaries are mortgaged to various lenders to secure such subsidiaries’ long-term debt.” ISH fails to disclose which of the “certain” vessels are mortgaged or the terms of any of the mortgages, leaving stockholders to guess the extent to which ISH’s assets are debt encumbered.
               c. On page eight of its Form 10-K, ISH states: “Of the 27 ocean-going vessels in our fleet at February 29, 2008, twelve were 100% owned by us, four were 50% owned by us, eight were leased or Time Chartered by us, and three were operated by us under operating contracts.” In the description of its services on page four of the Form 10-K, ISH refers to six of its twelve wholly-owned vessels, stating that it owns five U.S. flag PCTCs and one foreign flag PCTC. ISH provides no other information concerning the remaining six wholly-owned vessels, leaving investors and stockholders to wonder whether vessels relating to services other than PCTC are owned, or under some sort of lease. Moreover, the Form 10-K provides no information concerning how the company distinguishes a “lease” from a “time charter.” Public ship owning companies typically disclose and identify the names of their vessels, indicate whether they are owned or leased, describe the material terms of leases, and identify each vessel’s customer if the vessel is material to the business. This is usually disclosed in public filings in the form of a “vessel table.” For example, the most recent Form 10-Ks filed by three leading U.S.-based publicly-held ship owners (excerpts of which are attached hereto as Exhibits A, B and C) — OSG America L.P., Horizon Lines, Inc. and Seacor Holdings Inc. — include detailed vessel charts. ISH’s public filings contain no such vessel tables or charts.

               d. On page four of the Form 10-K, with respect to two container vessels apparently owned by ISH, ISH states that “there is a replacement vessel provision effective by the end of the first quarter of 2008 to replace the two Container vessels with two other Container vessels and extend the Time Charter contract to 2015. By the end of the first quarter of 2008 these vessels will be reflagged under a foreign flag and chartered out and operated under a new three year time charter agreement.” The Form 10-K provides no information concerning the material terms for this arrangement, such as the price for the replacement vessels, the name of the time charterer and information concerning how ISH financed the arrangement.
          35. ISH’s Form 10-Q for the first quarter of 2008, filed on May 9, 2008, is materially false and misleading because it fails to correct the materially false and misleading statements and omissions in ISH’s 2007 Form 10-K described above.
          36. ISH’s Form 10-Q for the second quarter of 2008, filed on August 8, 2008, is materially false and misleading because it fails to correct the materially false and misleading statements and omissions in ISH’s 2007 Form 10-K described above.
          37. The misstatements and omissions described above are not the sort of discrete financial reporting errors that might escape the notice of senior management. To the contrary, the decision of whether to disclose basic information concerning the operation of ISH’s business — such as which vessels are owned and the major customers with whom ISH does business — can only have been made at the highest levels of the Company. As the CEO, President and CFO of ISH, respectively, Defendants Niels Johnsen, E.L. Johnsen and Estrada have day-to-day operational control over all aspects of ISH’s business. By virtue of controlling the Company, they had actual knowledge, or were reckless in not knowing, of the materially false statements and omissions in ISH’s 2007 Form 10-K and Form 10-Qs for the first and second quarters of 2008.
b.	The Johnsen Defendants’ Failure to Disclose on Schedule 13D that They Are Acting as a Group
          38. Subject to limited exceptions, persons acquiring 5% percent or more of a U.S. public company’s equity securities must file, within ten days of acquisition, a Schedule 13D disclosing, among other things, the source of the funds used to acquire the securities, and the purpose for which the securities were acquired. The acquirer is required to file an amendment promptly if any material change occurs in the facts set forth in the Schedule 13D, such as the acquisition or disposition of more than one percent of an issuer’s outstanding securities, or a change in the purpose for which the securities were acquired or are being held.
          39. Rule 13d-5 further requires that all persons who have agreed to “act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer”, and who as a group hold more than 5% of a company’s outstanding securities, file a Schedule 13D (or an amendment to a previously filed Schedule 13D) disclosing, among other things, the fact that they are acting as a group.
          40. The Johnsen Defendants’ failure to make any effort to comply with SEC Rule 13d-5 is egregious. On information and belief, since at least July 31, 2008, the Johnsen Defendants have been acting as a group, in concert with other Johnsen family members, to hold shares for the dual purposes of thwarting Liberty’s acquisition proposal and formulating their own management buyout proposal. To date, the Johnsen Defendants have not disclosed that they are acting as a group for these purposes in any Schedule 13D filings or amendments thereto. Indications that the Johnsen Defendants are acting as a group for these purposes include, but are not limited to, the following:

               a. Defendant Niels Johnsen’s initial refusal to consider a transaction with Liberty, which on information and belief, was based solely on consultation with other Johnsen family members;
               b. the Johnsen Defendants’ formation of a purportedly independent Special Committee to evaluate Projection’s Offer;
               c. the Special Committee’s inquiry as to “what would happen with the Johnsen family” in the event of a transaction between Liberty and ISH;
               d. ISH’s refusal to sign a confidentiality agreement with Liberty without input from, and the approval of, the Johnsen Defendants; and
               e. the fact that the Johnsens, on information and belief, are working with their investment banking adviser (whom the Special Committee initially attempted to retain as an “independent” adviser) to thwart Liberty’s proposal, including, on information and belief, by formulating a proposed management buyout.
          41. As controlling shareholders who are attempting to thwart the Offer, and who, on information and belief, are formulating a proposed management buyout, the Johnsen Defendants obviously are aware that they have failed to amend their prior filings on Schedule 13D and Schedule 13D/A to reflect the fact that they are now operating as a group to acquire ISH and thereby thwart Liberty from acquiring ISH.
c.	The Johnsen Defendants’ History of Untimely and False and Misleading Schedule 13D Filings
          42. The Johnsens have a long history of filing untimely and false and misleading Schedule 13Ds in an attempt to obscure virtually all details concerning their holdings of ISH stock.

          43. Defendant N.W. Johnsen filed a Schedule 13D on March 27, 2001. The Schedule 13D was filed over a year late. In the Schedule 13D, N.W. Johnsen disclosed that he had been the beneficial owner of 508,989 shares of ISH stock since February 17, 2000. The Schedule 13D failed to include any relevant information under Item 4 concerning N.W. Johnsen’s purpose for acquiring and holding the shares. N.W. Johnsen’s various amendments to his initial Schedule 13D filing likewise have failed to include any information concerning his purpose for acquiring or holding shares.
          44. Also on March 17, 2001, N.W. Johnsen filed an amendment disclosing that he beneficially owned 1,020,095 shares, representing 16.77% of the shares outstanding, as a result of an additional distribution of shares from a trust that was not reflected in his initial Schedule 13D filing.
          45. On February 14, 2003, N.W. Johnsen filed another amendment in which he disclosed that he beneficially owned 745,836 shares, representing 12.26% of the shares outstanding. This amendment was filed over four months late. In the amendment, N.W. Johnsen disclosed that he had sole voting and investment power with respect to 521,214 of the shares, and shared voting and investment authority with respect to the remaining 224,622 shares, which he described as being owned by a corporation of which he was an officer and director. The amendment failed to disclose any additional information concerning the unnamed corporation.
          46. N.W. Johnsen filed his final amendment on October 16, 2003. In that amendment, he disclosed that he beneficially owned 920,107 shares of ISH stock, representing 15.13% of the shares outstanding. As with the earlier Schedule 13D and amendments, the final amendment contained no information concerning N.W. Johnsen’s purpose in acquiring the shares and no information concerning whether he was holding the shares for investment or control purposes, as required by Schedule 13D.
          47. Defendants E.F. Johnsen’s Schedule 13D filing and subsequent amendments are similarly opaque and misleading. E.F. Johnsen filed a Schedule 13D on November 12, 1997. The Schedule 13D was filed almost a month late. In that Schedule 13D, E.F. Johnsen disclosed that he beneficially owned 762,760 shares of ISH stock, representing 11.41% of the shares outstanding.
          48. On March 19, 1999, E.W. Johnsen filed an amendment disclosing that he beneficially owned 853,560 shares of ISH stock, representing 12.77% of the shares outstanding. In contrast to his brother N.W. Johnsen’s Schedule 13D filing and subsequent amendments, Defendant E.F. Johnsen stated in his March 19, 1999 filing that he acquired shares in ISH “for investment purposes” — a statement that may have been true almost ten years ago, but on information and belief is false now.
          49. On February 29, 2000, E.W. Johnsen filed another amendment in which he disclosed that he beneficially owned 927,672 shares of ISH stock, representing 14.55% of the shares outstanding. This amendment was filed over two months late.
          50. On February 7, 2001, E.F. Johnsen filed another amendment in which he disclosed that he beneficially owned 683,853 of ISH stock, representing 11.24% of the shares outstanding. This amendment was filed nearly three months late. He further disclosed in the amendment that he had distributed 232,319 shares in November 2000 to his adult children: Karen Johnsen Baldwin, Defendant Erik Johnsen, Anne Johnsen Bailey and R. Christian Johnsen.

          51. On December 28, 2004, E.F. Johnsen filed yet another amendment in which he disclosed that he beneficially owned 611,078 shares of ISH stock, representing 10.05% of the shares outstanding. In this amendment, E.F. Johnsen accounted for the disposition of 33,675 shares sold since the amendment filed on February 7, 2001, but failed to disclose any information concerning other shares that he sold during the same time period, as required by Schedule 13D.
          52. On May 23, 2007, E.F. Johnsen filed his final amendment in which he disclosed that he beneficially owned 544,428 shares of ISH stock, representing 8.90% of the shares outstanding. This amendment was filed about a month late. In this amendment, E.F. Johnsen accounted for the disposition of 11,000 shares sold since the amendment filed on December 28, 2004, but again failed to disclose any information concerning other shares that he sold during the same time period.
2.	ISH Forms a So-Called “Special” Committee to Assess the Offer
          53. On September 11, 2008, nine days after receiving Projection’s Offer, ISH issued a press release in which it announced that its Board had voted unanimously to form a Special Committee comprised of purportedly independent directors for the purpose of evaluating Projection’s proposal and making a recommendation to the full Board.
          54. On information and belief, all of the members of the Special Committee were appointed to ISH’s Board by the Johnsen family and remain loyal to the interests of the Johnsen family. Moreover, certain members of the Special Committee have longstanding business and professional relationships with the Johnsen family.
          55. The Special Committee has been a model of inaction — hardly surprising given the relationship between the Johnsen family and the Special Committee. Among other things, the Special Committee took over a month to engage financial and legal advisers, after initially (and unsuccessfully) attempting to engage ISH’s investment banking adviser as an “independent” financial adviser. Although the Special Committee was established over eight weeks ago, it has, on information and belief, yet to make a recommendation to ISH’s Board concerning Projection’s Offer. Indeed, the Special Committee has refused to engage in any serious discussions with Plaintiffs and has refused to share any additional information of any kind or nature whatsoever with Plaintiffs or allow any sort of due diligence. In addition, the Special Committee’s financial adviser, Lazard (at the direction of the Special Committee) inquired as to what would happen to the “Johnsen family” in the event of a transaction between Liberty and ISH — a fact that should be of no concern to the Special Committee.
          56. Communications between the parties since the delivery of Mr. Shapiro’s October 27, 2008 letter have merely reinforced Plaintiffs’ concern that, on information and belief, Defendants are intentionally delaying negotiations between Liberty and ISH in the hope that such delay will allow the Johnsen family an opportunity to formulate a management buyout proposal and make it difficult or impossible for Liberty to consummate a transaction.
3.	Defendants Attempt to Dissuade Plaintiffs from Proceeding with the Offer
          57. In addition to their pattern of delay, Defendants affirmatively have taken steps designed to dissuade Liberty from continuing its efforts to acquire ISH.
          58. For example, in a meeting held the morning of October 30, 2008, the Special Committee’s legal adviser, Thacher Proffitt & Wood LLP (“Thacher Proffitt”), suggested that one of the Jefferies investment bankers, Hamish Norton, could be in possession of non-public ISH information by virtue of having attended a “pitch” meeting in November 2007 in which Jefferies proposed to provide certain investment banking services to ISH. In fact, Jefferies was not selected to provide investment banking services. Jefferies executed a confidentiality agreement with ISH in connection with the November 2007 pitch, and has fully complied at all times with the terms of that confidentiality agreement. Neither Mr. Norton, nor any of the other bankers involved in advising Plaintiffs in this matter, are in possession of any non-public ISH information. Moreover, Jefferies destroyed all information concerning the pitch other than what it was required by law to retain. Neither Jefferies nor Plaintiffs used any confidential ISH information in formulating the Offer. The confidentiality agreement is governed by New York law and calls for exclusive jurisdiction in the New York courts.
          59. During the meeting held on October 30, 2008, Thacher Proffitt also asked Mr. Norton whether he had participated in another pitch that occurred nearly four years ago. On information and belief, Thacher Proffitt was referring to a pitch Jefferies made for a potential high-yield debt transaction. In fact, Jefferies has no record of signing a confidentiality agreement in connection with the pitch, was not engaged for the transaction and did not play any role in the transaction. None of the persons advising Plaintiffs in this matter were involved in the pitch. Indeed, Mr. Norton was not even an employee of Jefferies at that time. In any event, as the Special Committee well knows, any ISH information that Jefferies could have obtained four years ago would have long since become stale.
          60. On information and belief, Thacher Proffitt raised the issue of potential conflicts involving Jefferies at the direction of the Special Committee for the purpose of dissuading Plaintiffs from continuing their efforts to acquire ISH.
          61. Despite Defendants’ efforts to thwart Plaintiffs, since making the Offer on September 2, 2008, Projection has continued to build its position in ISH and currently holds approximately 9% of the outstanding shares. In connection with Projection’s acquisition of additional shares, Plaintiffs filed amendments to their August 8, 2008 Schedule 13D on Schedule 13D/A. Plaintiffs filed the amendments on September 2, September 15, October 1, October 10 and October 27, 2008. Plaintiffs’ filings on Schedule 13D/A are accurate and fully comply with the requirements of Section 13(d) of the Exchange Act and accompanying SEC rules.
IRREPARABLE HARM
          62. Plaintiffs reallege and reaffirm the allegations in the preceding paragraphs as if fully set forth herein.
          63. Plaintiffs have no adequate remedy at law. Only through the exercise of the Court’s equitable powers will Plaintiffs and ISH’s public stockholders be protected from irreparable injury. If left uncorrected, Defendants’ false and misleading Schedule 13D filings, Form 10-K and Form 10-Qs will deprive ISH’s shareholders and the marketplace of the full and accurate information to which they are entitled and both Plaintiffs and ISH’s other stockholders will be irreparably harmed. In addition, ISH’s stockholders will be deprived of the opportunity to sell their shares to Plaintiffs at a substantial premium. Moreover, Plaintiffs will be precluded from consummating the Offer, which is conditioned on being able to conduct further due diligence. Should that occur, Plaintiffs will have lost the unique opportunity to acquire ISH.
FIRST CAUSE OF ACTION
(Violation of Section 13(d) of the Exchange Act and SEC Rules 13d-1 and 13d-5)
          64. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 63 as if fully set forth herein.
          65. This count is brought against the Johnsen Defendants.
          66. As discussed above, Defendants N.W. Johnsen and E.F. Johnsen have failed to amend their Schedule 13D filings, and Defendants Niels Johnsen and E.L. Johnsen have failed to file any Schedule 13Ds, to reflect the fact that the Johnsen Defendants are acting in concert with each other and other Johnsen family members for the purpose of acquiring, holding, voting or disposing or ISH stock.
          67. Moreover, the Johnsen Defendants’ Section 13(d) filings fail to reflect that, ever since Liberty proposed a business combination with ISH, the Johnsen Defendants, on information and belief, have been formulating plans for a management buyout of the company.
          68. Lastly, Defendants N.W. Johnsen and E.F. Johnsen repeatedly have failed to disclose any relevant information in Item 4 of their Schedule 13D filings.
          69. For these reasons, the Johnsen Defendants violated Section 13(d) of the Exchange Act by filing false and misleading Schedule 13Ds and amendments, or in the case of Niels Johnsen and E.L. Johnsen, by failing to make any filings on Schedule 13D.
          70. If left uncorrected, the Johnsen Defendants’ Schedule 13D filings, which fail to properly disclose the Johnsen Defendants’ intentions with respect to ISH, and fail to disclose that the Johnsen Defendants are acting in concert with each other and other Johnsen family members to thwart Plaintiffs’ efforts to acquire ISH, will deprive ISH’s shareholders and the marketplace of the full and accurate information to which they are entitled and both Plaintiffs and ISH’s shareholders will be irreparably harmed.
          71. Plaintiffs have no adequate remedy at law.
SECOND CAUSE OF ACTION
(Violation of Section 10(b) of the Exchange Act and SEC Rule 10b-5)
          72. Plaintiffs repeat and reallege each and every averment set forth in paragraphs 1 through 71 as if fully set forth herein.
          73. This count is brought against Defendants Niels Johnsen, E.L. Johnsen, Estrada and ISH.

          74. ISH’s annual report on Form 10-K for 2007 and quarterly reports on Form 10-Q for the first two quarters of 2008 are false and misleading because they fail to disclose basic facts concerning ISH’s business, such as which vessels ISH owns outright and which vessels it leases and on what material terms, how those vessels are financed, and the major customers with whom ISH does business.
          75. By engaging in the acts and conduct alleged above, Defendants directly or indirectly, in connection with the sale of securities, by the use of means or instrumentalities of interstate commerce, or of the mails, or of a facility of a national security exchange, with scienter: (a) employed devices, schemes or artifices to defraud; (b) made untrue statements of material fact or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (c) engaged in acts, practices or a course of business which operated or would operate as a fraud or deceit upon other persons, including purchasers or sellers of ISH securities.
          76. If left uncorrected, Defendants’ violation of Section 10(b) and SEC Rule 10b-5 will deprive ISH’s shareholders and the marketplace of the full and accurate information to which they are entitled and Plaintiffs and ISH’s shareholders will be irreparably harmed.
          77. Plaintiffs have no adequate remedy at law.
THIRD CAUSE OF ACTION
(Violation of Section 20(a) of the Exchange Act)
          78. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 77 as if fully set forth herein.
          79. This count is brought against Defendants Niels Johnsen, E.L. Johnsen and Estrada.

          80. Defendant Niels Johnsen is the ISH’s Chief Executive Officer and the Chairman of ISH’s Board of Directors. As the CEO and Chairman of ISH’s Board, Defendant Niels Johnsen has the power to control or influence, and does control and influence, the particular acts, including the issuance of the false and misleading Form 10-Ks and Form 10-Qs, giving rise to the violations of law alleged herein.
          81. Defendant E.L. Johnsen has been a director of ISH since 1994 and is President of the Company. As the President and a director of ISH, Defendant E.L. Johnsen has the power to control or influence, and does control and influence, the particular acts, including the issuance of the false and misleading Form 10-Ks and Form 10-Qs, giving rise to the violations of law alleged herein.
          82. Defendant Estrada is the Vice President and Chief Financial Officer of ISH. As the Vice President and Chief Financial Officer of ISH, Defendant Estrada has the power to control or influence, and does control and influence, the particular acts, including the issuance of the false and misleading Form 10-Ks and Form 10-Qs, giving rise to the violations of law alleged herein.
          83. As controlling persons of ISH, Defendants Niels Johnsen, E.L. Johnsen and Estrada are liable pursuant to Section 20(a) of the Exchange Act.
          84. Plaintiffs have no adequate remedy at law.
FOURTH CAUSE OF ACTION
(Declaratory Relief)
          85. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 84 as if fully set forth herein.
          86. This count is brought against all Defendants.

          87. For the reasons set forth above, Defendants’ statements and omissions are materially false and misleading and constitute a fraudulent, deceptive or manipulative act. Further, these statements and omissions have interfered with the right of ISH’s shareholders to receive full and accurate information concerning ISH and Plaintiffs’ proposed Offer.
          88. Defendants made these materially false and misleading statements and omissions recklessly, knowingly or intentionally.
          89. If left uncorrected, the materially misleading misstatements and omissions in the Schedule 13Ds, Form 10-K and Form 10-Qs will deprive ISH’s shareholders of the full and accurate information to which they are entitled, and both Plaintiffs and ISH’s other shareholders will be irreparably harmed.
          90. Plaintiffs seek an order declaring that: i) Defendants N.W. Johnsen and E.F. Johnsen violated Section 13(d) of the Exchange Act by filing false and misleading Schedule 13Ds and Schedule 13D/As, which they have failed to amend; ii) Defendants Niels Johnsen and E.L. Johnsen violated Section 13(d) of the Exchange Act by failing to file Schedule 13Ds; and iii) Defendants violated Sections 10(b) of the Exchange Act and SEC Rules promulgated thereunder by knowingly filing false and misleading Schedule 13Ds, Forms 10-K and Forms 10-Q.
          91. Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201 because an actual controversy exists regarding the propriety of Defendants’ statements and disclosures under Sections 13(d) and 10(b) of the Exchange Act, and SEC Rule 10b-5.
          92. Plaintiffs have no adequate remedy at law.

FIFTH CAUSE OF ACTION
(Declaratory Relief)
          93. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 92 as if fully set forth herein.
          94. This count is brought against all Defendants.
          95. On August 18, 2008, Plaintiffs filed a report on Schedule 13D with the SEC in which they stated that Projection beneficially owned 373,300 shares of ISH stock, representing 5.2% of ISH’s outstanding shares.
          96. Since making the Offer on September 2, 2008, Projection has continued to build its position in ISH and currently holds approximately 9% of the outstanding shares. In connection with Projection’s acquisition of additional shares, Plaintiffs filed amendments to their August 8, 2008 Schedule 13D on Schedule 13D/A. Plaintiffs filed the amendments on September 2, September 15, October 1, October 10 and October 27, 2008.
          97. Plaintiffs seek an order declaring that their filings on Schedule 13D and Schedule 13D/A are accurate and fully comply with the requirements of Section 13(d) of the Exchange Act and accompanying SEC Rules.
          98. Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201 because an actual controversy exists regarding the propriety of Plaintiffs’ statements and disclosures under Sections 13(d) and accompanying SEC Rules.
          99. Plaintiffs have no adequate remedy at law.
SIXTH CAUSE OF ACTION
(Declaratory Relief)
          100. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 99 as if fully set forth herein.
          101. This count is brought against all Defendants.

          102. Plaintiffs’ investment banking adviser, Jefferies, entered into a confidentiality agreement with ISH on or around November 2007 in connection with a “pitch” for a proposed investment banking assignment. The assignment was unrelated to Liberty’s proposed acquisition of ISH.
          103. The confidentiality agreement is governed by New York law and ISH submitted itself in the confidentiality agreement to the exclusive jurisdiction of the New York courts.
          104. ISH did not hire Jefferies for the assignment. None of the investment bankers involved in advising Plaintiffs in this matter are in possession of any non-public ISH information. Neither Jefferies nor Plaintiffs relied on any such confidential information in formulating the Offer.
          105. Plaintiffs seek an order declaring that neither Jefferies nor Plaintiffs have used any information with regard to the Offer in violation of the confidentiality agreement between Jefferies and ISH.
          106. Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201 because an actual controversy exists concerning whether Jefferies and/or Plaintiffs have used any confidential information in violation of the confidentiality agreement.
          107. Plaintiffs have no adequate remedy at law.
PRAYER FOR RELIEF
          WHEREFORE, Plaintiffs pray for a judgment against Defendants as follows:
          a) declaring that N.W. Johnsen and E.F. Johnsen violated Section 13(d) by filing false and misleading Schedule 13Ds and Schedule 13D/As, which they have failed to amend;

          b) declaring that Defendants Niels Johnsen and E.L. Johnsen violated Section 13(d) of the Exchange Act by failing to file Schedule 13Ds;
          c) declaring that Defendants violated Sections 10(b), 20(a) and 13(d) of the Exchange Act and SEC Rules promulgated thereunder by knowingly filing false and misleading Schedule 13Ds, Form 10-K and Forms 10-Q;
          d) declaring that Plaintiffs’ filings on Schedule 13D and Schedule 13D/A are accurate and fully comply with the requirements of Section 13(d) of the Exchange Act and accompanying SEC Rules;
          e) ordering Defendants to correct by public means their material misstatements and omissions, withdraw their materially false and misleading Schedule 13Ds, Form 10-K and Form 10-Qs, and file with the SEC accurate disclosures required by Sections 13(d) and 10(b) of the Exchange Act and accompanying SEC Rules;
          f) enjoining the Johnsen Defendants from exercising any rights as ISH stockholders, including voting rights, or in the alternative, requiring the Johnsen Defendants to vote their shares proportionally, until they file truthful and accurate Schedule 13Ds and correct by public means the material misstatements and omissions in their previously filed Schedule 13Ds, Form 10-K and Form 10-Qs and amendments thereto;
          g) enjoining the Johnsen Defendants and any other persons or entities acting in concert with them from any trading in ISH stock until the Johnsen Defendants correct by public means their material misstatements and omissions in their previously filed Schedule 13Ds, Form 10-K and Form 10-Qs;
          h) declaring that neither Jefferies nor Plaintiffs has used any information in violation of the terms of the confidentiality agreement between Jefferies and ISH;

          i) awarding Plaintiffs their costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and
          j) granting Plaintiffs such other and further relief as this Court may deem just and proper.

Dated:	New York, New York November 7, 2008

GIBSON, DUNN & CRUTCHER LLP
By:	/s/ Adam H. Offenhartz
Adam H. Offenhartz (AH-0952)
J. Ross Wallin (RW-3911) Oliver M. Olanoff (OO-0209)

200 Park Avenue New York, New York 10166-0193 Phone: (212) 351-4000 Fax: (212) 351-4035 Attorneys for Plaintiffs

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